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                                                                    EXHIBIT 17.1

                    [WYATT TECHNOLOGY CORPORATION LETTERHEAD]


                                                                        04/14/99

Mr. Floyd Panning, President
Electropure, Inc.
23456 South Point Drive
Laguna Hills, CA  92653
fax: (949) 770-9209


Dear Mr. Panning:

I hereby submit my resignation as a member of the Board of Directors of Electropure, Inc. to be effective immediately.

The reason for my resignation is because of my profound disagreement with the Company's operations, policies and practices. I request that the matters covered by this letter be disclosed, in accordance with Item 6(a) of the rules as to the use of Form 8-K.

As you know, I first became a director during August 1998. Since that time I have become increasingly concerned about the quality of management, and particularly the nature of the company's disclosures under the Securities laws. From time to time I have communicated my concerns without any adequate response.

My disagreements include the following:

1. I have become increasingly concerned by the fact that the Company is seemingly unable to finalize its audit with respect to its financial statements for Fiscal October 1998, and accordingly is unable to issue a 10-K in compliance with the Federal securities laws. Since the end of the fiscal year, several months have passed, including the end of the first quarter of fiscal 1999, and I have yet to receive any financial statements for any period of the current year.

2. It was only after repeated requests and having a call made to the Company's counsel for corporate matters that I finally received a draft 10-K.

3. The draft 10-K contained numerous material misstatements and omissions which I found quite shocking. For example, it did not mention the cross-complaint filed by Wyatt Technology against the Company, although it did mention the action filed by the Company against Wyatt Technology. Further it appears that the Company had not informed its auditors that Wyatt's position was that it was entitled to obtain rescission or termination of the technology license described at length in the draft 10-K. Further examples are set forth below.





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                                                                    EXHIBIT 17.1


4. The draft 10-K also failed to mention that Mr. Anthony Frank had purchased shares of preferred stock pursuant to an agreement which gave him effective and perhaps absolute control of the Company. To the best of my knowledge, no Form 8-K was filed with respect to Mr. Frank's acquisition of such stock, despite a clear requirement for such filing.

5. The draft 10-K contained a lengthy description of the potential market for water purification devices relating to the technology transferred from Wyatt Technology, despite the fact that the Company's rights to the use of the technology were being challenged and the Company, in over a year of having the license, had not begun in any meaningful way the development of the technology to the point where there might be a viable and saleable product.

6. The Company has persisted in portraying itself, in the 10-K, on the Internet, in other media and in direct communications with investors as seriously engaged in the development of laser technology for water purification purposes. However, the Company has allocated scant funds to that endeavor, it has failed to make any meaningful attempt to raise the necessary capital and it is now apparent that the Company does not in fact have the capacity to raise the $10 to $15 million which it committed to raise in the contract covering the technology license. Further, much of whatever the Company has been able to raise has gone largely either to unrelated acquisitions or for purposes other than the above technology development. Additionally, the Company discharged the person who, under the Technology Transfer Agreement, was to have been given an employment agreement and was specifically designated to run the project.

7. As far as I know, the Company has not scheduled an annual stockholders' meeting. In fact it is not clear to me that the Company has had a stockholders meeting at any time during the past three years.


The foregoing represent among the most significant examples of my concerns. In summary, I am resigning from the Company's Board of Directors because the Company does not keep its directors informed, it does not file legally required reports with the Securities & Exchange Commission on a timely basis (if at all), it publishes materially misleading information about its operations in what I believe to be an attempt to manipulate the value of its stock and it pays little, if any, attention to giving accurate information to its stockholders even extending to the point of not having annual stockholder meetings.

In accordance with Item 6(c) of the rules to the use of Form 8-K, you are required to file a copy of this letter as an exhibit to the Form 8-K filing.

Sincerely yours,

/S/  CLIFFORD WYATT

Clifford Wyatt
CC: Ms. Cathy Patterson